Evergreen Corporation
15-04, The Pinnacle

Persiaran Lagoon, Bandar Sunway

Petaling Jaya, Selangor, Malaysia

February 4, 2022

VIA EDGAR & TELECOPY

Division of Corporation Finance

Office of Trade and Services

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Evergreen Corporation (the “Company”)
Registration Statement on Form S-1
(File No. 333-262109) (the “Registration Statement”)

Ladies and Gentlemen:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:00 p.m. EST on February 8, 2022, or as soon thereafter as practicable.

Very truly yours,

Evergreen Corporation

By:	/s/ Liew Choon Lian
Name:	Liew Choon Lian
Title:	Chief Executive Officer